Exhibit 21

Merge Healthcare Incorporated

Subsidiaries as of February 17, 2012

Subsidiary	Organized Under the Laws of

Merge Healthcare Canada Corp.	Ontario, Canada
Cedara Software (Shanghai) Co. Ltd.	China
Confirma Europe GmbH i.L	Germany
Confirma Europe LLC	Washington
etrials Worldwide Limited	United Kingdom
Merge Asset Management Corp.	Delaware
Merge Cedara ExchangeCo Limited	Ontario, Canada
Merge eClinical Inc.	Delaware
Merge Healthcare Solutions Inc.	Delaware
Merge Technologies Holdings Co.	Nova Scotia, Canada
Requisite Software Inc.	Delaware
Merge SF Holdings, Inc.	Delaware
Merge SH Holdings, Inc.	Delaware
O.I.S. Global Ltd. P.C.	Israel
CCS Pawlowski GmbH (63% of voting stock owned by Merge)	Germany